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                                Filed Pursuant to Rule 424(b)(3) and Rule 424(c)
                                                      Registration No. 333-80851


Prospectus Supplement
(To Prospectus Dated AUGUST 12, 1999)

                          -----------------------------

                              PROSPECTUS SUPPLEMENT
                          -----------------------------


                          VERITAS SOFTWARE CORPORATION


                                1,868,480 SHARES

                                  COMMON STOCK

                          -----------------------------

     This prospectus supplement relates to the offering of VERITAS Software Corporation common stock in exchange for exchangeable shares of TeleBackup Exchangeco, Inc., as described on pages 91 to 93 of the prospectus dated August 12, 1999, as supplemented August 30, 1999, October 15, 1999, November 12, 1999 and January 28, 2000 (the "Prospectus"), to which this prospectus supplement is attached.

     This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement. This prospectus supplement is qualified by reference to the Prospectus except to the extent that the information in this prospectus supplement supersedes the information contained in the Prospectus. All capitalized terms used but not defined in this prospectus supplement have the meanings given to them in the Prospectus.
                          -----------------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SHARES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE PROSPECTUS OR THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     The date of this prospectus supplement is March 30, 2000.

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RECENT DEVELOPMENTS

     On March 29, 2000, VERITAS Software Corporation and Seagate Technology, Inc. entered into an Agreement and Plan of Reorganization, which we refer to as the Merger Agreement, and Seagate Technology and Seagate Acquisition Company (Cayman) Limited, which we refer to as SAC, entered into a Stock Purchase Agreement.

     Under the Stock Purchase Agreement, SAC will purchase all of the subsidiaries of Seagate Technology other than Seagate Software Holdings, Inc., formerly known as Seagate Software, Inc., which we refer to as Seagate Software, and will also acquire all assets and assume all liabilities of Seagate Technology and Seagate Software, other than the approximately 128 million shares of VERITAS common stock and the securities of Gadzoox Networks (Nasdaq: ZOOX), SanDisk Corporation (Nasdaq: SNDK), CVC, Inc. (Nasdaq: CVCI) and Dragon Systems, Inc., a privately-held company. We refer to this as the Stock Purchase.

     Under the Merger Agreement, immediately following the consummation of the Stock Purchase, a wholly-owned subsidiary of VERITAS will merge with and into Seagate Technology, with Seagate Technology to survive the merger and to become a wholly-owned subsidiary of VERITAS. We refer to this as the Merger. In the Merger, the Seagate stockholders will receive merger consideration consisting of:

     o Approximately 109.3 million shares of VERITAS common stock issued for the approximately 128 million shares of VERITAS common stock Seagate presently owns,

     o additional shares of VERITAS common stock issued for the investment securities, and, at VERITAS' election, for up to $750 million in retained cash, and

     o all cash on the Seagate balance sheet in excess of $800 million of cash working capital and after giving effect to VERITAS retained cash, debt repayment, taxes and other liabilities.

     Seagate stockholders would receive total consideration of approximately $77.50 per share for each share of Seagate common stock, consisting of approximately 0.467 shares of VERITAS common stock, or approximately 115.8 million shares in the aggregate, and approximately $5 in cash, based on the closing market prices of the investment securities, as of March 28, 2000, and assuming a $500 million cash retention by VERITAS, and Seagate's anticipated cash position at closing. With a fixed exchange ratio that locks in the accretion, this transaction has no collar.

     The Merger is intended to qualify as a tax-free reorganization and will be accounted for as a purchase.

     Also on March 29, 2000, VERITAS, Seagate Technology and SAC entered into an Indemnification Agreement, pursuant to which these entities and certain other subsidiaries of Seagate Technology have agreed to certain indemnification provisions regarding tax and other matters that may arise in connection with the Stock Purchase and the Merger.

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     Each of the Stock Purchase Agreement, the Merger Agreement and the
Indemnification Agreement will be attached as an exhibit to our Form 8-K that will be filed with the SEC on or about April 3, 2000. The above description is qualified in its entirety by reference to the full text of those exhibits.

     A press release announcing the transaction is also attached as an exhibit to the Form 8-K. Each of the Stock Purchase and the Merger is subject to several conditions. Conditions to the Merger include approval by VERITAS and Seagate Technology stockholders, the expiration of applicable waiting periods under antitrust laws and obtaining necessary consents.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

     The foregoing information contains forward-looking statements within the meaning of the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations and beliefs of managements of Seagate Technology and VERITAS, and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In particular, the following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the failure of the transaction to close due to the failure to obtain regulatory or other approvals; the failure of the transaction to close due to the failure of third parties to fulfil certain financial commitments; the failure of the Seagate Technology or VERITAS stockholders to approve the merger; the risk of unanticipated costs of effecting the transaction; the risk that the new private company will be unable to execute its business plans and objectives; the risk that liabilities, including environmental, intellectual property and tax, will arise and the new private company will be unable or unwilling to satisfy its proposed indemnification obligations to VERITAS; the risk, because there is no collar mechanism to limit the effect of increases or decreases in the market prices of the securities of VERITAS or Seagate Technology, that the economic terms of the transaction will vary substantially; and the risk that the Internal Revenue Service will determine that the transaction is taxable to the Seagate Technology stockholders.

     For a detailed discussion of these and other cautionary statements, please refer to the joint proxy statement/prospectus to be filed by both Seagate Technology and VERITAS as described below, as well as the companies' filings with the SEC, especially in the "Factors Affecting Future Operating Results" section of the Management's Discussion and Analysis of Financial Condition and Results of Operations section of Seagate Technology's Form 10-K its fiscal year ended July 2, 1999 and its Form 10-Q for its fiscal quarter ended December 31, 1999, and in the "Factors That May Affect Future Results" section of the Management's Discussion and Analysis of Financial Condition and Results of Operations" section of VERITAS' Form 10-Q for its fiscal quarter ended September 30, 1999.

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WHERE YOU CAN FIND ADDITIONAL INFORMATION

     Investors and security holders of both Seagate Technology and VERITAS are advised to read the joint proxy statement/prospectus regarding the business transaction referenced in the foregoing information, when it becomes available, because it will contain important information. Seagate Technology and VERITAS expect to mail a joint proxy statement/prospectus about the transaction to their respective stockholders. Such joint proxy statement/prospectus will be filed with the SEC by both companies. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other documents filed by the companies at the SEC's web site at http://www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained from Seagate Technology or VERITAS by directing such requests to the respective addresses listed below.

     Seagate Technology and its officers and directors may be deemed to be participants in the solicitation of proxies from Seagate Technology's stockholders with respect to the proposed transaction. Information regarding such officers and directors is included in Seagate Technology's proxy statement for its annual meeting of stockholders filed with the SEC on October 4, 1999, and in its S-4 Registration Statement, as subsequently amended, on September 3, 1999. These documents are available free of charge at the SEC's web site at http://www.sec.gov and from the Seagate Technology contact listed below.

     VERITAS and its officers and directors may be deemed to be participants in the solicitation of proxies from VERITAS' stockholders with respect to the proposed transaction. Information regarding such officers and directors is included in VERITAS' S-1 Registration Statements filed with the SEC on September 22, 1999, as supplemented. This document is available free of charge at the SEC's web site at http://www.sec.gov and from the VERITAS contact listed below.

FOR MORE INFORMATION CONTACT:

Seagate Technology, Inc.               VERITAS Software Corporation
Investor Relations                     Investor Relations

Bill Rowley 831-439-2371               Dave Galiotto 650-318-4047
Bill_Rowley@notes.seagate.com          dave.galiotto@veritas.com

Denise Franklin 831-439-2789           Borah Kim 650-318-4514
Denise_franklin@notes.seagate.com      borah.kim@veritas.com

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